

Energy Fuels Announces Commitment of Additional Large Shareholders to Serve on Board of Directors

Lakewood, Colorado – May 9, 2017

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) ("Energy Fuels" or the "Company"), a leading producer of uranium in the United States, is pleased to announce that two representatives of large shareholders of the Company's stock have expressed an interest in joining the Company's Board of Directors (the "Board"). Both persons bring successful track-records of achieving financial profitability, while leading and operating oil, natural gas, and uranium mining enterprises.

As these two individuals expressed their desire to join the Board after publication of the Company's current Proxy Statement for its upcoming Annual General Meeting to be held on May 17, 2017 (the "AGM"), these individuals were not included in the Proxy Statement and, as a result, will not be nominated for election by the shareholders at the AGM. Rather, they will be considered for appointment to the Board following the AGM, pursuant to the Board's power to increase the size of the Board by up to one-third in number between annual meetings of shareholders.

We believe these two individuals will bring new perspectives and leadership to the Company as we navigate a promising, yet challenging uranium market. Their interest in serving on the Board also demonstrates continuing support of some of the Company's largest shareholders, as well as the Company's comprehensive focus on, and commitment to, operating for the benefit of shareholders.

Mr. Benjamin Eshleman III became a shareholder of Energy Fuels through the Company's acquisition of Mesteña Uranium LLC (now Alta Mesa LLC) in June 2016. Mr. Eshleman, along with the other former owners of Alta Mesa, owns a total of 4.3 million common shares (or approximately 6.1%) of Energy Fuels. Mr. Eshleman brings extensive financial and natural resources experience to Energy Fuels' Board. In addition to his experience in oil and gas operations, he also has significant experience in situ uranium recovery ("ISR") operations. Under the ownership of Mr. Eshleman and his associates and affiliates, the Alta Mesa ISR Project ("Alta Mesa") in Texas produced approximately 4.6 million pounds of uranium between 2005 and 2013 at attractive costs per pound. Alta Mesa was acquired by the Company in 2016, and it is currently being maintained by the Company on standby to enable it to rapidly restart operations as market conditions warrant.

Mr. Robert W. Kirkwood is principal of the Kirkwood Companies, including Kirkwood Oil and Gas LLC, All Energy LLC, and United Nuclear LLC. Mr. Kirkwood brings extensive energy experience to the Company's Board. Mr. Kirkwood, through his affiliated companies, became a shareholder of the Company by transferring an 81% interest in the Arkose Joint Venture to the Company in 2008 for cash and shares. One of those properties was a portion of the Jane Dough property, which is adjacent to the Company's currently operating Nichols Ranch ISR project. The Jane Dough property was recently fully licensed by the U.S. Nuclear Regulatory Commission and the State of Wyoming Department of Environmental Quality. It is currently expected to be mined after the Nichols Ranch wellfields, as market conditions warrant. As of the date of this news release, Mr. Kirkwood and his affiliated companies and associates

hold 1.1 million (or approximately 1.6%) of the common shares of Energy Fuels, and a 19% interest in the Arkose Joint Venture.

Upon the appointment of Messrs. Eshleman and Kirkwood, the Board and Management of Energy Fuels will hold or represent approximately 11.7% of the issued and outstanding shares of the Company.

Stephen P. Antony, President and CEO of Energy Fuels stated: "We are very pleased that Mr. Eshleman and Mr. Kirkwood have expressed an interest in serving as members of the Board of Directors of Energy Fuels. In addition to their deep knowledge and experience in running profitable energy companies in the United States, their interest in serving on the Board demonstrates their commitment to the Company as two of our largest shareholders. Further, the addition of large shareholders to our Board will help ensure that the Company's objectives continue to address the interests of our shareholders. Share appreciation is of ultimate importance at Energy Fuels, as we continue to cut costs, lower our overall cost of capital, focus only on accretive transactions, and maintain the flexibility to respond to improving uranium market conditions. With the appointment of Messrs. Eshleman and Kirkwood following the AGM, our Board and Management will own, exercise control over, be affiliated with or represent approximately 11.7% of the issued and outstanding shares of the Company. We look forward to benefiting from the perspectives and leadership of these two highly-qualified shareholders."

About Energy Fuels: *Energy Fuels is a leading integrated US-based uranium mining company, supplying U_3O_8 to major nuclear utilities. Energy Fuels holds three of America's key uranium production centers, the White Mesa Mill in Utah, the Nichols Ranch Processing Facility in Wyoming, and the Alta Mesa Project in Texas. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U_3O_8 per year. The Nichols Ranch Processing Facility is an ISR production center with a licensed capacity of 2 million pounds of U_3O_8 per year. Alta Mesa is an ISR production center currently on care and maintenance. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including one producing ISR project, mines on standby, and mineral properties in various stages of permitting and development. The Company also produces vanadium as a co-product of its uranium production from certain of its mines on the Colorado Plateau, as market conditions warrant. The Company's common shares are listed on the NYSE MKT under the trading symbol "UUUU", and on the Toronto Stock Exchange under the trading symbol "EFR".*

Cautionary Note Regarding Forward-Looking Statements: *Certain information contained in this news release, including any information relating to: the Company being a leading producer of uranium in the U.S.; Messrs. Eshleman and Kirkwood being appointed as directors of the Company following the AGM; the skills and experiences Messrs. Eshleman and Kirkwood may bring to the Board, as well as the benefits expected from adding them to the Board, including helping to ensure that the interests of the Board are aligned with the interests of shareholders; the Company's ability to continue to cut costs, to lower the Company's overall cost of capital, to focus only on accretive transactions, and to maintain the flexibility to respond to improving uranium market conditions; and any other statements regarding Energy Fuels' future expectations, beliefs, goals or prospects; constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels' ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation factors relating to: the Company being a leading producer of uranium in the U.S.; Messrs. Eshleman and Kirkwood being appointed as directors of the Company following the AGM; the skills and experiences Messrs. Eshleman and Kirkwood may bring to the Board, as well as the benefits expected from adding them to the Board, including helping to ensure that the interests of the Board are aligned with the interests of*

shareholders; the Company's ability to continue to cut costs, to lower the Company's overall cost of capital, to focus only on accretive transactions, and to maintain the flexibility to respond to improving uranium market conditions; and other risk factors as described in Energy Fuels' most recent annual report on Form 10-K and quarterly financial reports. Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels' filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, that speak only as of the date hereof.

Energy Fuels Inc.
Curtis Moore – VP – Marketing & Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com